Mail Stop 4561

February 12, 2008

Mr. Christopher Lafond
Chief Financial Officer
Gartner, Inc.
56 Top Gallant Road, P.O. Box 10212
Stamford, CT 06902-7700

      Re: Gartner, Inc.
            Form 10-K for the fiscal year ended December 31, 2006
            File No. 1-14443

Dear Mr. Lafond:

We have completed our review of the above referenced filing and have no further comments at this time.

          Sincerely,

          Kevin Woody
          Branch Chief